GMAC RFC

Statement to Certificateholder

Distribution Information		Deal Information	
1. Distribution Summary		Deal Name:	Residential Accredit Loans Inc, 2006-QS7
2. Factor Summary		Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information	(Not Applicable)		
4. Interest Summary		Closing Date:	06/29/2006
		First Distribution Date:	07/25/2006
5. Other Income Detail	(Not Applicable)	Determination Date:	07/21/2006
6. Interest Shortfalls, Compensation and Expenses		Distribution Date:	07/25/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	(Not Applicable)	Record Date:	
		Book-Entry:	
8. Collateral Summary		Definitive:	06/30/2006
9. Repurchase Information		Trustee:	Deutsche Bank Trust Company Americas
10. Loan Status Report (Delinquencies)		Main Telephone:	714-247-6000
11. Deal Delinquencies (30 Day Buckets)		GMAC-RFC	
12. Loss Mitigation and Servicing Modifications		Bond Administrator:	Rona Hsu
13. Losses and Recoveries		Telephone:	818-260-1508
14. Credit Enhancement Report		Pool(s) :	40357
15. Distribution Percentages			
16. Overcollateralization Summary	(Not Applicable)		
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	(Not Applicable)		
18. Performance Tests			
19. Lender Paid Mortgage Insurance	(Not Applicable)		
20. Comments			

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)		(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	748940AA1	175,000,000.00	175,000,000.00	6.00000000	0.00	875,000.00	875,000.00	0.00	0.00	0.00	175,000,000.00
A-2	748940AB9	56,304,000.00	56,304,000.00	6.00000000	0.00	281,520.00	281,520.00	0.00	0.00	0.00	56,304,000.00
A-3	748940AC7	75,009,000.00	75,009,000.00	6.00000000	0.00	375,045.00	375,045.00	0.00	0.00	0.00	75,009,000.00
A-4	748940AD5	193,750,000.00	193,750,000.00	5.49999998	5,966,271.61	888,020.83	6,854,292.44	0.00	0.00	0.00	187,783,728.39
A-5	748940AE3	193,750,000.00 [1]	193,750,000.00 [1]	0.50000002	0.00	80,729.17	80,729.17	0.00	0.00	0.00	187,783,728.39 [1]
A-P	748940AF0	894,614.98	894,614.98	0.00000000	10,134.42	0.00	10,134.42	0.00	0.00	0.00	884,480.56
A-V	748940AG8	537,508,456.58 [1]	537,508,456.58 [1]	0.79758711	0.00	357,258.18	357,258.18	0.00	0.00	0.00	531,515,496.29 [1]
R-I	748940AH6	100.00	100.00	6.00000000	100.00	0.50	100.50	0.00	0.00	0.00	0.00
R-II	748940AJ2	100.00	100.00	6.00000000	100.00	0.50	100.50	0.00	0.00	0.00	0.00
M-1	748940AK9	19,618,700.00	19,618,700.00	6.00000000	8,778.21	98,093.50	106,871.71	0.00	0.00	0.00	19,609,921.79
M-2	748940AL7	5,643,800.00	5,643,800.00	6.00000000	2,525.27	28,219.00	30,744.27	0.00	0.00	0.00	5,641,274.73
M-3	748940AM5	4,300,000.00	4,300,000.00	6.00000000	1,924.00	21,500.00	23,424.00	0.00	0.00	0.00	4,298,076.00
B-1	748940AN3	2,687,500.00	2,687,500.00	6.00000000	1,202.50	13,437.50	14,640.00	0.00	0.00	0.00	2,686,297.50
B-2	748940AP8	2,150,000.00	2,150,000.00	6.00000000	962.00	10,750.00	11,712.00	0.00	0.00	0.00	2,149,038.00
B-3	748940AQ5	2,150,641.60	2,150,641.60	6.00000000	962.29	10,753.21	11,715.50	0.00	0.00	0.00	2,149,679.31
Deal Totals		537,508,456.58	537,508,456.58		5,992,960.30	3,040,327.39	9,033,287.69	0.00	0.00	0.00	531,515,496.28

[1]Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	748940AA1	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-2	748940AB9	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-3	748940AC7	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	748940AD5	1,000.00000000	30.79365992	4.58333332	35.37699324	0.00000000	0.00000000	969.20634008
A-5	748940AE3	1,000.00000000	0.00000000	0.41666668	0.41666668	0.00000000	0.00000000	969.20634008
A-P	748940AF0	1,000.00000000	11.32824760	0.00000000	11.32824760	0.00000000	0.00000000	988.67175240
A-V	748940AG8	1,000.00000000	0.00000000	0.66465592	0.66465592	0.00000000	0.00000000	988.85048185
R-I	748940AH6	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
R-II	748940AJ2	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
M-1	748940AK9	1,000.00000000	0.44744096	5.00000000	5.44744096	0.00000000	0.00000000	999.55255904
M-2	748940AL7	1,000.00000000	0.44744144	5.00000000	5.44744144	0.00000000	0.00000000	999.55255856
M-3	748940AM5	1,000.00000000	0.44744186	5.00000000	5.44744186	0.00000000	0.00000000	999.55255814
B-1	748940AN3	1,000.00000000	0.44744186	5.00000000	5.44744186	0.00000000	0.00000000	999.55255814
B-2	748940AP8	1,000.00000000	0.44744186	5.00000000	5.44744186	0.00000000	0.00000000	999.55255814
B-3	748940AQ5	1,000.00000000	0.44744322	5.00000093	5.44744415	0.00000000	0.00000000	999.55255678

Deal Factor :	98.88504819%

GMAC RFC

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	06/01/2006	06/30/2006	30/360	175,000,000.00	6.00000000	875,000.00	0.00	0.00	0.00	0.00	875,000.00	0.00
A-2	06/01/2006	06/30/2006	30/360	56,304,000.00	6.00000000	281,520.00	0.00	0.00	0.00	0.00	281,520.00	0.00
A-3	06/01/2006	06/30/2006	30/360	75,009,000.00	6.00000000	375,045.00	0.00	0.00	0.00	0.00	375,045.00	0.00
A-4	06/01/2006	06/30/2006	30/360	193,750,000.00	5.49999998	888,020.83	0.00	0.00	0.00	0.00	888,020.83	0.00
A-5	06/01/2006	06/30/2006	30/360	193,750,000.00 [1]	0.50000002	80,729.17	0.00	0.00	0.00	0.00	80,729.17	0.00
A-V	06/01/2006	06/30/2006	30/360	537,508,456.58 [1]	0.79758711	357,258.18	0.00	0.00	0.00	0.00	357,258.18	0.00
R-I	06/01/2006	06/30/2006	30/360	100.00	6.00000000	0.50	0.00	0.00	0.00	0.00	0.50	0.00
R-II	06/01/2006	06/30/2006	30/360	100.00	6.00000000	0.50	0.00	0.00	0.00	0.00	0.50	0.00
M-1	06/01/2006	06/30/2006	30/360	19,618,700.00	6.00000000	98,093.50	0.00	0.00	0.00	0.00	98,093.50	0.00
M-2	06/01/2006	06/30/2006	30/360	5,643,800.00	6.00000000	28,219.00	0.00	0.00	0.00	0.00	28,219.00	0.00
M-3	06/01/2006	06/30/2006	30/360	4,300,000.00	6.00000000	21,500.00	0.00	0.00	0.00	0.00	21,500.00	0.00
B-1	06/01/2006	06/30/2006	30/360	2,687,500.00	6.00000000	13,437.50	0.00	0.00	0.00	0.00	13,437.50	0.00
B-2	06/01/2006	06/30/2006	30/360	2,150,000.00	6.00000000	10,750.00	0.00	0.00	0.00	0.00	10,750.00	0.00
B-3	06/01/2006	06/30/2006	30/360	2,150,641.60	6.00000000	10,753.21	0.00	0.00	0.00	0.00	10,753.21	0.00
Deal Totals				536,613,841.60		3,040,327.39	0.00	0.00	0.00	0.00	3,040,327.39	0.00

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	**5.32250000**	A-4, A-5

Class A-4 -First LIBOR rate is 5.10%

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	6,009.90	6,009.90	0.00	0	0.00	119,242.26	30,276.67	26,574.26	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	2,151	537,508,456.58	2,151	537,508,456.58	231	246,376.81	24	5,505,629.48	0	0.00	0	0.00	2,127	531,515,496.29

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.13240261	7.12909431	357.26	356.37	6.78760086	6.78497862	6.78760086	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	12.12%				12.12%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,108	527,150,161.42	0	0.00	0	0.00	0	0.00	0.00	2,108	527,150,161.42
30 days	19	4,365,334.87	0	0.00	0	0.00	0	0.00	0.00	19	4,365,334.87
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	2,127	531,515,496.29	0	0.00	0	0.00	0	0.00	0.00	2,127	531,515,496.29
Current	99.11%	99.18%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	99.11%	99.18%
30 days	0.89%	0.82%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.89%	0.82%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	19	4,365,334.87	**13 Months**	0	0.00	**25 Months**	0	0.00	**37 Months**	0	0.00	**49 Months**	0	0.00
	0.89%	0.82%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	0	0.00	**14 Months**	0	0.00	**26 Months**	0	0.00	**38 Months**	0	0.00	**50 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	0	0.00	**15 Months**	0	0.00	**27 Months**	0	0.00	**39 Months**	0	0.00	**51 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	0	0.00	**16 Months**	0	0.00	**28 Months**	0	0.00	**40 Months**	0	0.00	**52 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	0	0.00	**17 Months**	0	0.00	**29 Months**	0	0.00	**41 Months**	0	0.00	**53 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	**18 Months**	0	0.00	**30 Months**	0	0.00	**42 Months**	0	0.00	**54 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	**19 Months**	0	0.00	**31 Months**	0	0.00	**43 Months**	0	0.00	**55 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	**20 Months**	0	0.00	**32 Months**	0	0.00	**44 Months**	0	0.00	**56 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	**21 Months**	0	0.00	**33 Months**	0	0.00	**45 Months**	0	0.00	**57 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	**22 Months**	0	0.00	**34 Months**	0	0.00	**46 Months**	0	0.00	**58 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	**23 Months**	0	0.00	**35 Months**	0	0.00	**47 Months**	0	0.00	**59 Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	**24 Months**	0	0.00	**36 Months**	0	0.00	**48 Months**	0	0.00	**60+ Months**	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
	Modification Type	Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= 1-[(1-MDRn-m+1) * (1-MDRn-m+2) *….* (1-MDR n-1) * (1-MDRn)]^(1/m)

CDRm = 1- [(1- MDRm)^12],where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	5,375,085.00	16,125,254.00	395,022.00

14. Credit Enhancement Report

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
CLASS A-4 Yield Maintenance Agreement	Wachovia Securities	08/25/2010	0.00	0.00
CLASS A-4 Yield Maintenance Account		08/25/2010	0.00	0.00

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		89.36734765%	0.00000000%

	Ending Percentage
M-1	5.74925921%
M-2	1.65391535%
M-3	1.26011482%
Class M Total:	8.66328938%
B-1	0.78757176%
B-2	0.63005741%
B-3	0.63024543%
Class B Total:	2.04787460%

Beginning Current Senior Percentage is 93.18865%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	**False**
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	**False**
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	**False**
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	**False**
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	**False**
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	**False**
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Trigger	**False**
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	**False**
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage > 2nd Scheduled Loss Percentage	**False**
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Trigger	**False**
60+ Delinq Balance OR Aggregate Loss Test	
Senior Accelerated Stepdown Trigger in effect?	**False**
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	**False**

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QS7
July 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	9,057,554.44
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	6,009.90
Total Deposits	9,063,564.34

Uses of Funds	Amount
Transfer to Certificate Account	9,033,287.69
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	30,276.67
Derivative Payment	N/A
Total Withdrawals	9,063,564.36
Ending Balance	0.00